January 29, 2025

Brian C. Evanko
Chief Financial Officer
The Cigna Group
900 Cottage Grove Road
Bloomfield, CT 06002

       Re: The Cigna Group
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-38769
Dear Brian C. Evanko:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance